File No. __________

As filed with the Securities and Exchange Commission on April 7, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

---------------------------------------------------------------------------------------------------------------------

FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

---------------------------------------------------------------------------------------------------------------------

Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Virginia Electric and Power Company
120 Tredegar Street
Richmond, VA 23219

(Name of company or companies signing this statement and
address of principal executive offices)

---------------------------------------------------------------------------------------------------------------------

Dominion Resources, Inc.

(Name of top registered holding company
parent of each applicant or declarant)

---------------------------------------------------------------------------------------------------------------------

James F. Stutts Vice President and General Counsel Dominion Resources, Inc. 120 Tredegar Street Richmond, VA 23219

(Name and address of agent for service)

The Commission is also requested to send copies of any
Communication in connection with this matter to:

Sharon L. Burr, Esq. Senior Counsel Dominion Resources Inc. 120 Tredegar Street Richmond, VA 23219	John D. McLanahan Troutman Sanders LLP 600 Peachtree Street, NE Suite 5200 Atlanta, GA 30308-2216

APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
FOR APPROVAL OF THE ACQUISITION OF
OWNERSHIP INTERESTS IN THE
MECKLENBURG GENERATING FACILITY

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

A. Introduction

Dominion Resources, Inc. ("DRI"), a Virginia corporation and a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") seeks approval to engage in the transactions set forth herein.

DRI's principal utility subsidiaries are: (1) Virginia Electric and Power Company ("DVP"), a regulated public utility engaged in the generation, transmission and distribution of electric energy in Virginia and northeastern North Carolina, (2) The Peoples Natural Gas Company, a regulated public utility engaged in the distribution of natural gas in Pennsylvania, (3) The East Ohio Gas Company, a regulated public utility engaged in the distribution of natural gas in Ohio, and (4) Hope Gas, Inc., a regulated public utility engaged in the distribution of natural gas in West Virginia. DVP is a direct subsidiary of DRI. Peoples, East Ohio and Hope are each direct subsidiaries of Consolidated Natural Gas Company which is a direct subsidiary of DRI and which is also a registered holding company under the Act.

DRI's non-utility activities are conducted through: (1) Dominion Energy, Inc., which, through its direct and indirect subsidiaries is active in the competitive electric power generation business and in the development, exploration and operation of natural gas and oil reserves, (2) direct and indirect subsidiaries of DVP, which are engaged in acquiring raw materials for the fabrication of nuclear fuel for use at power stations which are owned and operated by DVP, fuel procurement for DVP, energy marketing and nuclear consulting services, (3) direct and indirect subsidiaries of CNG which are engaged in all phases of the natural gas business other than retail distribution including transmission, storage and exploration and production, and (4) DRI's interest in Dominion Fiber Ventures LLC which owns Dominion Telecom, Inc., the owner of a fiber optic network providing related telecommunications and advanced data services.1 DRI and all of its subsidiaries are herein referred to as the "DRI System".

As of the date of this Application-Declaration, DRI has another non-utility subsidiary, Dominion Capital, Inc., which is a diversified financial services company with several operating subsidiaries in the commercial lending, merchant banking and residential lending businesses. DRI is in the process of disposing of the businesses and assets of Dominion Capital, Inc.

____________________
1 DRI has signed a definitive agreement to sell 100% of its Dominion Telecom unit, which is expected to close in the second quarter of 2004.

B. Background

DVP purchases 132 MW of capacity and related energy from a generating facility located near Clarksville, Virginia (the "Facility") owned by UAE Mecklenburg Cogeneration, L.P. ("Mecklenburg") under a power purchase and operating agreement (the "PPOA") between Mecklenburg and Dominion Virginia Power. The Facility is currently operated by Mecklenburg as an Exempt Wholesale Generator ("EWG").

Mecklenburg is owned by Mecklenburg Cogenco, Inc. ("Mecklenburg Cogenco") and Cogeneration Capital Corp. ("Cogeneration Capital"), Mecklenburg's general partner and limited partner, respectively (together, the "Acquired Entities"). Mecklenburg Cogenco owns a two percent (2%) economic interest in Mecklenburg and Cogeneration Capital owns a ninety-eight percent (98%) economic interest in Mecklenburg. United American Energy Corp. ("UAE") owns 100% of the capital stock of Cogeneration Capital and Mecklenburg Cogenco.2

On March 4, 2004, DVP and United American Energy Holdings ("UAE Holdings"), the parent of UAE, entered into a Stock Purchase Agreement (the "DVP Purchase Agreement") pursuant to which DVP agreed to acquire all of the capital stock of Mecklenburg Cogenco and Cogeneration Capital from UAE (the "Transaction"), subject to requisite regulatory approvals. The DVP Purchase Agreement was entered into after DVP asserted a right of first refusal with respect to a previously announced transaction between UAE Holdings and another party (the "Original Agreement"). As is the nature of an asserted right of first refusal, the DVP Purchase Agreement was based on the terms negotiated by the buyer in the Original Agreement. The buyer in the Original Agreement was not subject to the same regulatory considerations as DVP. Accordingly, DVP did not have the option to negotiate a purchase of the Facility assets directly; instead, DVP was required to agree to the transaction structure negotiated by the unrelated third party.

Under the DVP Purchase Agreement, DVP shall pay UAE (i) [purchase price filed under a request for confidential treatment] for UAE's ownership interests in Cogeneration Capital and (ii) [purchase price filed under a request for confidential treatment] for UAE's ownership interests in Mecklenburg Cogenco. In addition, DVP must assume the debt associated with the Facility. Mecklenburg and the Acquired Entities financed the development of the Facility through the issuance of certain bonds, those bonds being the $120,000,000 UAE Mecklenburg Cogeneration LP 7.25% Senior Secured Bonds3 ("Corporate Bonds") and the $24,500,000 Industrial Development Authority of Mecklenburg County, Virginia Exempt Facility Revenue Refunding Bonds (UAE Mecklenburg Cogeneration LP Project) Series 20024 ("the IDA Bonds" and together with the Corporate Bonds, the "Bonds").

____________________
2 Prior to Closing (as defined herein), UAE intends to convert Mecklenburg Cogenco and Cogeneration Capital to Delaware limited liability companies or transfer the partnership interests in Mecklenburg to limited liability companies that are wholly-owned subsidiaries of UAE and DVP will purchase the resulting LLC membership interests. In any event, DVP will acquire entities whose sole assets are the general and limited partnership interests in Mecklenburg.
3 The amount of Corporate Bonds currently outstanding is $112,400,000. Based on available information DVP believes that the number of bondholders is less than 5.
4 The amount of IDA Bonds currently outstanding is $24,500,000. Based on available information DVP believes that the number of bondholders is less than 5.

The Bonds contain certain covenants and restrictions that prevent DVP from terminating the PPOA5 and collapsing the Acquired Entities and Mecklenburg into DVP upon Closing (as defined below). As a result, consents ("Bondholder Consents") must be solicited from and/or negotiated with the holders of the Bonds to allow DVP to assume the obligations of Mecklenburg under the Bonds, in order to ultimately obtain direct ownership of the Facility and to terminate the PPOA.

There are two possibilities regarding the solicitation and/or negotiation of the Bondholder Consents. The first possibility is that the requisite Bondholder Consents are obtained at or before the obtaining of requisite regulatory approvals, in addition to the satisfaction of other customary closing conditions (the "Closing"), allowing DVP to consummate the merger of the Acquired Entities and Mecklenburg into DVP and to terminate the PPOA, with the Facility being directly owned by DVP as a utility asset, and DVP being the obligor on the Bonds immediately after Closing. If this first possibility happens, the Transaction would be an acquisition by DVP of a utility asset. The Virginia State Corporate Commission (the "VSCC") will have approved the Transaction and the Transaction would be exempt from Securities and Exchange Commission (the "Commission") approval under Section 9(b) of the Act.6

Since there is no closing condition under the DVP Purchase Agreement ensuring that the Bondholder Consents necessary to terminate the PPOA and collapse the entities at Closing will be obtained, a second possibility may arise. Such possibility would yield the same result as the first possibility, just at a somewhat later time. If the requisite Bondholder Consents are not obtained at or before Closing there will be an interim period after Closing during which Mecklenburg and the Acquired Entities will remain in existence as subsidiaries of DVP and the PPOA will remain in place to avoid a default under the Bonds (the "Interim Period"). Efforts to secure the requisite Bondholder Consents would continue during the Interim Period; or, in the event the Bondholder Consents are not obtained by a date certain the Bonds would be defeased or redeemed as discussed below, at which time the Facility would be transferred to DVP as a utility asset.

If the Bondholder Consents are not obtained within 90 days after Closing, at the latest, Mecklenburg will take the necessary steps to defease7 the IDA Bonds and redeem the Corporate Bonds, thereby allowing the termination of the PPOA, the dissolution of the Acquired Entities and Mecklenburg, and the transfer of the Facility as a utility asset to DVP.8 Such defeasance and redemption should take approximately 30 to 45 days. Thus, under the second possibility, the Transaction will result in the acquisition and direct ownership of the Facility by DVP and the termination of the PPOA within a time frame of no more than approximately four months from Closing.

____________________
5 The termination of the PPOA is beneficial to both ratepayers and shareholders since the PPOA capacity payments (which extend to 2017) are above-market.
6 See New England Electric System, HCAR No. 18254 (January 11, 1974).
7 In the defeasance process, the obligations under the bonds would be discharged by depositing with the trustee cash or designated types of government securities to pay all remaining principal and interest obligations on the bonds and related expenses. Defeasance results in a release of the legal obligations where the bonds in question by their terms, may not be redeemed.
8 Once DVP becomes the owner of the Acquired Entities and Mecklenburg upon Closing of the Purchase Agreement, DVP can cause Mecklenburg to defease the IDA Bonds and redeem the Corporate Bonds, albeit at a substantial cost. DVP would provide funds to Mecklenburg for such purposes through capital contributions or open account advances without interest pursuant to Rule 45 of the Act.

C. Requested Authority

(1) For DVP to acquire all of the outstanding capital stock or membership interests of the Acquired Entities or their respective successors-in-interest, holding all of the partnership interests in Mecklenburg;

(2) For the Commission to waive DRI's representation under the order dated December 28, 2001, HCAR No. 27485, that all EWG projects will be structurally separate from public utility company operations for the limited purpose of allowing DVP to own Mecklenburg (and/or the Acquired Companies if they should become certified as EWGs) as an EWG during the Interim Period so long as the Bondholder Consents are not obtained or the Bonds are not defeased and redeemed and Mecklenburg remains a subsidiary of DVP.

(3) DRI and DVP believe that Rule 45(b)(7) under Section 12 of the Act would permit DVP to assume the obligations of Mecklenburg to the holders of the Bonds since the issuance and sale of the Bonds by Mecklenburg would be exempt from approval pursuant to Rule 52(b)(1) and the assumption of liability by DVP constitutes the issuance of a security that is exempt from approval pursuant to Rule 52(a). However, if the Commission does not agree with this position, DRI and DVP hereby request Commission authority for DVP to assume the obligations of Mecklenburg under the Bonds.

To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth herein, request for such authorization, exemption or approval is hereby made.

The approval by the Commission of this Application will give DVP the ability to achieve the ultimate goal of terminating the PPOA and lowering DVP's capacity costs and saving ratepayers several million dollars in fuel factor savings.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated at $30,000.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

A. Applicable Provisions

Sections 9 and 10 of the Act may be applicable to the proposed transaction if DVP purchases the capital stock or membership interests of the Acquired Entities and if the Commission determines that the Commission must separately view each step taken towards consummation of the proposed transaction. However, the Commission has stated the view that the acquisition of stock may simply be a method of transferring title to assets9 and therein cited

____________________
9 New England Electric System, HCAR No. 18254 (January 11, 1974) (citing to Crescent Public Service Company, 22 S.E.C. 426, 432 (1946)).

certain tax precedent that espouses substance over form in terms of an asset acquisition taking the form of a stock acquisition and eventual liquidation of entities.10

If the proposed transaction is not viewed by the Commission as a single or unitary transaction and Sections 9 and 10 of the Act are deemed to apply, DVP provides the following information with respect to the securities to be acquired:

(a) the Acquired Entities are single purpose entities whose sole function is to own the securities of an EWG.

(b) the consideration to be paid for the securities of the Acquired Entities is the same as that offered by an independent third party and is no more than fair market value. Based on the benefit of the Transaction to DVP and its ratepayers, the consideration, including all fees, commissions and other remuneration, is reasonable and bears a fair relation to the sums invested in or the earning capacity of the utility assets underlying the securities to be acquired. Moreover, the VSCC will have approved the Transaction, including its terms and consideration.

(c) the acquisition will not tend toward interlocking relations or the concentration of control of public utility companies of any kind.

(d) the acquisition will not unduly complicate the capital structure of the DRI holding company system or be detrimental to the public interest of investors or consumers or the proper functioning of such holding company system.

(e) the acquisition of securities of the Acquired Entities is lawful under the provisions of Section 8 of the Act since the VSCC will have approved the Transaction.

(f) the acquisition of the securities of the Acquired Entities and the underlying utility asset will serve the public interest by tending toward the economical and efficient development of an integrated public utility system since the utility asset is located in Virginia and will be added to DVP's existing fleet of generation facilities.

Section 11(g) and 12(e) of the Act may apply to the solicitation of Bondholder Consents during the Interim Period; however, Rule 62 (b)(1) under the Act provides an exemption from the requirement of prior Commission approval for such solicitation if the solicitation is that of not more than 25 owners of securities (or of such larger number as the Commission for cause may, by order, authorize). The number of owners of either the Corporate Bonds or the IDA Bonds (or both) is less than 25. Moreover, Mecklenburg, as the solicitor, is an EWG, which is exempt from all provisions of the Act pursuant to Section 32(e).

____________________

10 Id. (citing to Ashland Oil & Refining Corp. V. Commissioner, 99 F.2d 588 (6th Circuit, 1936) ("Where the essential nature of a transaction is the acquisition of property, it will be viewed as a whole, and closely related steps will not be separated either at the instance of the taxpayer or the taxing authority") and Kanawha Gas & Utilities Co. v. Commissioner, 214 F. 2d 685 (5th Circuit, 1954) ("In determining the incidence of taxation, we must look through form and search out substance. This basic concept of tax law is particularly pertinent to cases involving a series of transactions designed and executed as parts of a unitary plan to achieve an intended result. Such plans will be viewed as a whole regardless of whether the effect of so doing is imposition or relief from taxation. The series of closely related steps in such a plan are merely the means by which to carry out the plan and will not be separated.")). The basic tax law concept of "substance over form" is espoused in the "asset acquisition doctrine" (as set forth in the above cases and best known as the Kimbell-Diamond doctrine after Kimbell-Diamond Milling Co. v. Commissioner, 14 T.C. 74 (1950) and the "step transaction doctrine" (as set forth in Sec. Indus. Ins. Co. v. United States, 702 F. 2d 1234 (5th Cir. 1983)).

Section 12(e) and Rule 65 of the Act may apply to the solicitation of Bondholder Consents during the Interim Period if expenditures related to the solicitation exceed $100,000 during any one calendar year ("solicitation cost limit"). DVP does not believe that this limitation will apply to Mecklenburg as an EWG; however if the Commission does not agree with this position, DRI and DVP hereby request Commission authority for DVP to solicit Bondholder Consents where solicitation costs are in excess of the solicitation cost limit.

Section 12(b) and Rule 45 of the Act may apply to DVP's provision of funds to Mecklenburg for redemption or defeasance of the Bonds should the same become necessary. However, Rule 45(b)(4) under Section 12 of the Act would permit DVP to make capital contributions and open account advances to Mecklenburg for such purposed without Commission approval.

Section 12(b) and Rule 45 of the Act also may apply to DVP's assumption of Mecklenburg's liability on the Bonds if that should occur on or after Closing. However, Rule 45(b)(7) under the Act would exempt such assumption of liability from prior Commission approval since the issuance and sale of those bonds by Mecklenburg would be exempt from approval pursuant to Rule 52(b)(1) under the Act and because Mecklenburg is an EWG and since the assumption of Mecklenburg's obligations on the Bonds constitutes the issuance of a security that would be exempt from Commission approval pursuant to Rule 52(a). DVP's assumption of Mecklenburg's liability on the Bonds amounts to the issuance of a "security" as defined in Section 2(a)(16) of the Act11 that will be solely for the purpose of financing the business of DVP and will be expressly authorized by the VSCC, the state commission of the state in which DVP is organized and doing business.

Section 32(k) of the Act may require the VSCC and the North Carolina Utilities Commission to make certain determinations to allow the PPOA to remain in effect during the Interim Period.

B. Rule 53 and 54 Analysis.

DRI currently meets all of the conditions of Rule 53(a), except for clause (1). At December 31, 2003, DRI's "aggregate investment", as defined in Rule 53(a)(1), in EWG's and FUCO's, was approximately $3,712.7 million (of which approximately $3,704.4 million was in EWGs). With respect to Rule 53 (a) (1), however, the Commission has determined that DRI's financing of its investment in EWGs and FUCOs in an amount not to exceed 100% of its "average consolidated retained earnings" plus $4.5 billion would not have either of the adverse

____________________
11 Sec. 2(a)(16). Definition of "security". - "Security" means any note, draft, stock, treasury stock, bond, debenture, certificate of interest or participation in any profit sharing agreement or in any oil, gas, other mineral royalty or lease, any collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, receiver's or trustee's certificate, or, in general, any instrument commonly known as a "security"; or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, assumption of liability on, or warrant or right to subscribe to or purchase, any of the foregoing. (Act of 8/26/35, c. 687,Section 2, 49 STAT. 804.)(emphasis added).

effects set forth in Rule 53 (c).12 At December 31, 2003, DRI's "average consolidated retained earnings" were $1,565.7 million and, therefore, DRI's investment in EWG's and FUCO's continues to be within the authorized limit.

In addition, DRI and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53 (a) and (b), as demonstrated by the following determinations:

(i) The DRI System maintains books and records, and prepares financial statements, in accordance with Rule 53 (a) (2). Furthermore, DRI has undertaken to provide the Commission access to such books and records and financial statements as it may request;

(ii) No more than 2% of the employees of DRI's domestic public utility companies render services at any one time, to its EWGs or FUCOs;

(iii) DRI has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of DRI's public utility subsidiaries;

(iv) Neither DRI nor any subsidiary has been the subject of a bankruptcy or similar proceeding (unless a plan of reorganization has been confirmed in such proceeding);

(v) DRI's "average consolidated retained earnings" for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

(vi) In the previous fiscal year, DRI did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3% of DRI's consolidated retained earnings.

The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of DRI's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the DRI System, or an adverse impact on DRI's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53 (c) Order was predicated, in part, upon an assessment of DRI's overall financial condition which took into account, among other factors, DRI's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. In the aggregate DRI's EWG and FUCO investments have been profitable for the period March 31, 2000 through December 31, 2003. DRI's EWG and FUCO investments also were profitable, in the aggregate, for the period from December 31, 2001 through December 31, 2003. As of September 30, 2001, the most recent period for which financial statement information was evaluated in the Rule 53 (c) Order, DRI's consolidated capitalization consisted of 33.4% common equity, 6.4% preferred stock and 60.2% debt (including long and short-term debt and preferred stock). As of December 31, 2003, the consolidated capitalization ratios of DRI, with

____________________
12 See Dominion Resources, Inc. Holding Company Act Release No. 35-27485, dated December 28, 2001 (the "Rule 53 (c) Order"). DRI continues to assert that its investment in EWGs and FUCOs will not adversely affect the DRI System.

consolidated debt including all short-term debt and non-recourse debt of its EWGs and FUCOs, were as follows:

As of December 31, 2003
%
Common shareholders' equity	36
Preferred stock	1
Long-term and short-term debt	63

DRI's consolidated retained earnings increased from $1,199 million as of March 31, 2000 to $1,054 million as of December 31, 2003 and grew from $922 million as of December 31, 2001 to $1,054 million as of December 31, 2003. DRI's EWGs and FUCOs have made a positive contribution to earnings by contributing approximately $2,622.5 million in revenues from March 31, 2000 through December 31, 2003, and net income of $582.8 million for the same period. DRI's EWG and FUCO contributions to revenues and net earnings from December 31, 2001 to December 31, 2003 were $1,715.8 million and $299.0 million, respectively. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to DRI's investments in EWGs and FUCOs has not had an adverse impact on DRI's financial integrity.

ITEM 4. REGULATORY APPROVAL.

The Federal Energy Regulatory Commission, Virginia State Corporate Commission and potentially, North Carolina Utilities Commission have jurisdiction over the transactions for which authority is sought herewith and Dominion Virginia Power will submit applications for approval of the Transaction to such commissions.

ITEM 5. PROCEDURE.

The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. The Applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

A.	Exhibits
A-1

Articles of Incorporation of DRI in effect August 9, 1999, as amended effective March 12, 2001 (Filed with the Commission as Exhibit 3.1, to DRI's Form 10-K for the fiscal year ended December 31, 2002, File No. 1-8489 (incorporated by reference).

	A-2	Bylaws of DRI as in effect on October 1, 2000 (Exhibit 3, DRI's Form 10-Q for the quarter ended September 30, 2000, File No. 1-8489, incorporated by reference).
	A-3	Constituent Documents of DVP (to be filed by amendment).
	A-4	Constituent Documents of the Acquired Entities and Mecklenburg (to be filed by amendment)
	B-1	Purchase Agreements (to be filed by amendment).
	C-1	Not Applicable.
	D-1	Not Applicable.
	F-1	Opinion of Counsel for DRI (to be filed by amendment).
	G-1	Not Applicable.
	H-1	Annual Report of DRI on Form 10-K for the year ended December 31, 2003 (Filed with the Commission on March 1, 2004 in File No. 1-8489 and incorporated by reference herein).
	H-2	Annual Report of DVP on Form 10-K for the year ended December 31, 2003 (Filed with the Commission on March 1, 2004 in File No. 1-2255 and incorporated by reference herein).
	I-1	Form of Notice (to be filed by amendment).

B.	Financial Statements

	FS-1	Consolidated Balance Sheet of DRI as of December 31, 2003 (Incorporated by reference to the filing of DRI on Form 10-K for the year ended December 31, 2003).
	FS-2	Consolidated Statement of Operations of DRI as of December 31, 2003 (Incorporated by reference to the filing of DRI on Form 10-K for the year ended December 31, 2003).

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

Pursuant to the Public Utility Holding Company Act of 1935, each of the undersigned Companies has caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

Dominion Resources, Inc.
By: /s/ James F. Stutts Name: James F. Stutts Title: Vice President and General Counsel Date: April 7, 2004

Virginia Electric and Power Company
By: /s/ James F. Stutts Name: James F. Stutts Its Attorney Date: April 7, 2004